NEWS RELEASE 07-41	Sept. 12, 2007

FRONTEER’S AURORA MAKES NEW URANIUM DISCOVERY
WEST OF JACQUES LAKE DEPOSIT

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora” or “the Company”) (AXU - TSX), ), in which Fronteer holds a 46.8% interest, has announced that five new zones of surface exposed mineralization have been tested for the first time with 11 shallow drill holes. Located 15 kilometres west of the Jacques Lake deposit (“Jacques Lake”), eight of these new drill holes have intersected uranium mineralization within 50 metres of surface with grades as high as 0.48% U3O8 (10.6 pounds U3O8  per tonne).

These new zones of bedrock mineralization, collectively referred to as “Aurora West,” are exposed intermittently over a strike length of 1.5 kilometres, and are thought to be part of the same overall mineralized structure, herein referred to as the Aurora Corridor. This is the same structure which hosts the Jacques Lake deposit and other promising drill-ready targets, such as Gayle, Kathi and Burnt Brook.

Highlights from drilling along Aurora West include:

  0.48% U3O8 over 0.5 metres and 0.11% U3O8 over 2.0 metres in AR07-002

  0.07% U3O8 over 7.0 metres including 0.14% U3O8 over 2.0 metres in AR07-011

  0.08% U3O8 over 4.9 metres including 0.15% U3O8 over 0.87 metres in AR07-008

“These are the first holes ever drilled along the Aurora Corridor, and initial drill results are comparable in width and grade to the first holes drilled at Jacques Lake in 2005,” said Mark O’Dea, President and CEO of Aurora. “These exciting results demonstrate that this regional structure is prospective for over 15 kilometres, with mineralization that extends from surface to depths of at least 50 metres.”

Exploration along the Aurora Corridor will continue moving east, testing previously undrilled zones of surface mineralization including the Burnt Brook, Gayle, and Kathi uranium occurrences. These new zones are located within seven kilometres of Jacques Lake and have returned surface grades as high as 1.51% U3O8.

The most promising zones of drill-indicated mineralization along the Aurora Corridor will be followed up with a Phase II drill program.

Initial drilling results from Aurora West are as follows:

Hole ID	From (m)	To (m)	Interval (m)	%U3O8
AR07-001	30.07	30.82	0.75	0.08
AR07-002	37.00	39.00	2.00	0.11
incl.	37.00	38.00	1.00	0.15
and	49.00	50.50	1.50	0.19
incl.	50.00	50.50	0.50	0.48
AR07-003	34.80	35.30	0.50	0.03
AR07-004	nsv
AR07-005	44.80	45.15	0.35	0.1
AR07-006	nsv
AR07-007	nsv

AR07-008	35.66	40.53	4.87	0.08
incl.	39.66	40.53	0.87	0.15
AR07-009	49.95	52.45	2.50	0.1
AR07-010	17.05	21.55	4.50	0.06
incl.	20.05	21.55	1.50	0.11
AR07-011	23.05	30.05	7.00	0.07
incl.	23.05	24.55	1.50	0.16
incl.	28.05	30.05	2.00	0.14

Due to the early nature of the drilling true widths are unknown at this time.

For a view of the Aurora Corridor please use the following link:
http://www.aurora-energy.ca/files/AuroraCorridor07-17.jpg

Drilling along the Aurora Corridor is part of a much larger regional drill program in the Central Mineral Belt. Aurora is planning to explore year-round, with two fully winterized camps, at least five drill rigs and a staff of 40. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a target of 75,000 metres and a budget of C$21 million.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has no debt and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.